Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fly Ride Corp
5502 N 105th Ln
Glendale, AZ 85307
https://ridefly.app/

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fly Ride Corp
Address: 5502 N 105th Ln, Glendale, AZ 85307
State of Incorporation: DE
Date Incorporated: September 07, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $150.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive 20% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Amount-Based:

$500+

Tier 1 | $500

Access to the FLY Club (exclusive in-app offers and be the first to know about new scooters and available locations) + free investor swag.

$1,000+

Tier 2 | $1,000

$100 credit on future rides + access to the FLY Club + free investor swag.

$2,000+

Tier 3 | $2,500

30% off all rides for life + $100 credit on future rides + access to the FLY Club + free investor swag.

$5,000+

Tier 4 | $5,000

6% bonus shares + 30% off all rides for life + $100 credit on future rides + access to the FLY Club + free investor swag.

$10,000+

Tier 5 | $10,000

12% bonus shares + private virtual meet and greet with the entire team and a tour of our facility + 30% off all rides for life + $100 credit on future rides + access to the FLY Club + free investor swag.

$25,000+

Tier 6 | $25,000

15% bonus shares + 1 free scooter + private virtual meet and greet with the entire team and a tour of our facility + 30% off all rides for life + $100 credit on future rides + access to the FLY Club + free investor swag.

Audience-Based:

5% additional bonus shares for current riders

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Fly Ride will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Current Riders bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Fly Ride is a micro-mobility company with a strong focus on community. We provide a new and fast way of mobile transportation. Our business wants to help make transportation better & more environmentally friendly with electric scooters that connect with an app. Fly Ride has developed a safer and cleaner alternative to move people around while helping solve the last mile problem. With what we believe to be tremendous growth potential ahead, and the right team, Fly Ride has great potential to become a household name in the micro mobility industry. We are focused on helping to solve road congestion, provide a first and last-mile solution, help reduce air pollution, and offer affordable personal transport to anyone who needs it.

Fly Ride originally began in 2019 as a California corporation. Fly Ride Corp., a Delaware corporation, merged with Fly Ride Incorporated, the California corporation, on September 9, 2022. Fly Ride Corp. (DE corporation) is the surviving entity.

Competitors and Industry

Competitors

Fly has several competitors but one of a couple of our competitors include Bird, Spin, and Boaz. Bird is the industry leader in the mico mobility market and one of our competitors, but our top competitor is Boaz bikes. Reason being is they are similar in size compared to Fly Ride. In contrast to our competitors, we believe that Fly Ride is cheaper, always listens to what our customers want, our scooters are more durable, and we have more features on our scooters such as charging your phone while riding.

Fly Ride is already setting ourselves above and apart. Our scooters last 6x longer, and are paid off 6.5x faster (in just 30 days).

Industry

Fly Ride is a micro mobility company that provides scooters for last mile transportation. The global electric scooters market size was estimated at USD 20.78 billion in 2021, and the market is expected to expand at a compound annual growth rate of 7.8% from 2022 to 2030.

Source: https://www.grandviewresearch.com/industry-analysis/electric-scooters-market#:~:text=Report%20Overview,7.8%25%20from%202022%20to%202030.

Current Stage and Roadmap

Current Stage

The Company's products are currently on the market and generating sales. Fly Ride is currently operating in Scottsdale, Arizona.

Roadmap

We have a total of 117 scooters and are moving strong to ideally add on a projected 300 more scooters by the first quarter of next year.

Fly Ride has raised a total of $160,000 and we are looking for more funding as we want to grow our business to multiple cities in Arizona as well as other states.

The Team

Officers and Directors

Name: Andranik (Andy) Chivchyan

Andranik (Andy) Chivchyan 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: November, 2019 - Present
  Responsibilities: Taking control of the company to make sure everything is working properly. Andy does not receive a compensation/salary. Currently, the Company plans to pay Andy salary in the amount of $1,000/week once the Company becomes profitable and the business has a fleet of over 500 scooters.

Other business experience in the past three years:

- **Employer:** The Bones Group Real Estate
  Title: Realtor
  Dates of Service: July, 2019 - February, 2022
  Responsibilities: Andy was a realtor based in Burbank, CA.

Other business experience in the past three years:

- **Employer:** United
  Title: Accounting Manager
  Dates of Service: January, 2018 - November, 2021
  Responsibilities: Andy was an accounting manager.

Name: Kachatur Chivchyan

Kachatur Chivchyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: November, 2019 - Present
  Responsibilities: Takes care of all the financials of the company. Kachatur does not receive a compensation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." The company is successful with a small fleet of scooters but the bigger the fleet the more successful we will become.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the

event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Management will grow the company to what they know it can become.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Fly Ride is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Supply Chain of scooters
A variety of scooter manufacturers are located outside of the US and sometimes obtaining those scooter can take long periods of time.

Price per scooter
The price of scooter have significantly increased throughout all the manufactures and prices keep rising.

One of the Directors & Officers of the company previously filed for bankruptcy in 2003
The CFO filed for bankruptcy on September 24, 2003 due to being laid off by their employer. They were discharged from bankruptcy on October 28, 2003. There are no current bankruptcy proceedings.

Will the company success raising the minimum amount?
If the company only raises the minimum amount we will not grow as fast as we anticipate. With only $10,000 we will be about to add 10-12 scooters to our fleet which will not get us to out goal of expanding to different cities.

Will other micro mobility companies affect your business?
There is plenty of competition in this industry but what sets us apart is what our scooters have to offer compared to our competitors. That includes a cheaper rate per ride, turn signals, and a phone charger which our customers can use while flying though the city our scooters.

The Chief Executive Officer does not currently receive a salary for his role with the Company.

The Company's CEO Andy does not receive a salary however is a majority shareholder in the company. Fly Ride is an early-stage company and has yet to become profitable. Currently, the Company plans to pay Andy a salary in the amount of $1,000/week once the Company becomes profitable and the business has a fleet of over 500 scooters.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Artyom Tumasyan	1,666,665	Common Stock	33.0%
Kachatur Chivchyan	1,666,665	Common Stock	33.0%
Andy Chivchyan	1,666,665	Common Stock	33.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights for the securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 333,333
  Use of proceeds: Grow the amount of scooters in our company to target the city we currently operate in.
  Date: May 13, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate for up to 6 months without revenue generation, which will include the expenses of the warehouse and system costs to have the scooters in the system updated.

Foreseeable major expenses based on projections:

The major expenses we have in our company as of now are employee expenses ($3,500 monthly), warehouse costs ($1,300 monthly), and system costs ($1,900 monthly).

Future operational challenges:

Future milestones that we face as a company is

1. Finding the right employees to make sure our business operates successfully.

2. Finding scooters because they are in short supply and can take months to get.

3. Finding a warehouse that meets our needs in storing and charging the scooters.

4. Building relationships with new cities to grow our business.

Future challenges related to capital resources:

Future challenges will likely pertain to operation costs. The operation costs are what we need to keep the company running, for example employees to manage the scooters, a warehouse to store the scooters, and a system to keep the day-to-day operations running (including the app).

Future milestones and events:

Future milestones that can impact the company financially would be mostly the employee cost and the cost of scooters. To keep good employees, you need to pay them very well, and the cost of scooters keeps rising, which can effect our business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2022, the Company has capital resources available in the form of a capital contribution from the founder.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to acquire more users.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years after expenses related to inventory & research and development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5-10 years. The maximum raise amount would allow us to have more scooters, which can generate more income, enable us to hire additional employees, and encourage growth. As of November, 2022, the Company has capital resources available in the form of a capital contribution from the founder and will continue to fund the company as neccessary.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including from our systems provider Joyride, they offer loans to purchase more scooters and grow the company. We are not conducting any concurrent offerings or contemplating.

Indebtedness

Related Party Transactions

- **Name of Entity:** Andranik Andy Chivchyan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2021 the CEO made a capital contribution of $17,819.
  Material Terms: In 2021, the Company collected the amount due from its founder and CEO, Andranik Andy Chivchyan in the amount of $8,390.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

Our pre-money valuation is $10,000,000, this is determined based on the following:

Physical Assets

We currently have over $120,000 in assets and that includes our company van as well as 117 scooters that we own 100% of. Neither of our officers nor directors is being paid from the business and all profits will be reinvested into the company to expand our fleet of scooters and grow.

Sales

The current sales of Fly Ride since the month of March is $79,063.08 which includes the additional 96 scooters that we added to our fleet in May. During the first two months (March and April) of launch Fly Ride only had 30 scooters in our fleet with 1000 members generated and we were making a total of $5,000 monthly. On May 26 2022 we added an additional 96 scooters to our fleet (126) and now our total projected monthly revenue is $13,000. In the first month of being launched with 126 scooters, we have gained a total of 1,100 members totaling our member count to 2,100. Over the past 9 months, Fly Ride's gross volume of sales is $89,368.88. As such, Fly Ride's projected yearly revenue this year is $100,000 in its current state with 117 scooters.

Leadership

The CEO of Fly Ride (Andy Chivchyan) has spent the past 2 years studying the mico-mobility industry and understanding what it takes to be the best in the industry. After understanding what the industry has to offer he and his partner created Fly Ride to be a micro-mobility company focused on the customers and what their needs are such as price, offers, and safety for everyone. Andy is full-time in the business and takes care of all customer support on his own to make sure everyone is happy with Fly Rides' service. A company is built on the people who run it and Fly Rides team will do anything in their power to make sure day-to-day operations is run as smoothly as possible and to make sure everyone is happy as well which includes our investors.

Based on the above we combined the value of our 2022 sales, member value, and assets value and used a multiple to reach our valuation number based on the market.

SE Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. This pre-money valuation has been made internally, without a formal-third party independent evaluation. In making this calculation, we have assumed:

(i) The company has 1 class of stock, and it is Common Stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  75.0%
  If we raise our maximum funding goal we will use use 75% of that money to purchase more scooters to put on the streets to create more revenue for the business. We will also purchase more parts to have on hand in case a scooter is broken.

- *Marketing*
  5.0%
  5% of our funding goal will be used for marketing and attracting new cities to deploy our scooter in. Marketing will play a big factor in our business because we need to stand out on how we are different and better than our competitors.

- *Operations*
  3.0%
  3% of our funding goal will also be used for operations of the business to make sure we have a warehouse that meets our needs for storage of the scooters. This money will also be used to fund our day to day operations of the business such as company vans, bills and utilities that we need to pay for.

- *Company Employment*
  5.0%
  5% of our funding will be used on employees to make sure they are paid well and love working for our company, such as fleet managers, operations managers, and warehouse managers. Hiring the right employee is very important to Fly Ride because we want to make sure everyone is treated equally and is getting paid well to support themselves and their families.

- *Research & Development*
  3.0%
  3% of our funding goal will be used on research and development. This is important to our business because we want to know what the customer wants so we can provide for them in any way possible. Also, later on in the future, Fly Ride has goals to expand to different markets and provide new services.

- *Working Capital*
  3.5%
  The remaining 5.5% of funds will be used on working capital for the business, to make sure our we have money on the side in the case something affects our business operations. One example I can give is the Covid-19 pandemic. This virus really affected our competitors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ridefly.app/ (https://ridefly.app/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flyride

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fly Ride Corp

[See attached]

FLY RIDE INCORPORATED

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Fly Ride Incorporated
Pasadena, California

We have reviewed the accompanying financial statements of Fly Ride Incorporated (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 5, 2022
Los Angeles, California

FLY RIDE INCORPORATED
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	77	$	389
Due from Related Parties		-		8,390
Total Current Assets		**77**		**8,778**
Property and Equipment, net		17,905		-
Total Assets	**$**	**17,982**	**$**	**8,778**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Total Liabilities		**-**		**-**
STOCKHOLDERS EQUITY				
Common Stock		17,819		-
Retained Earnings/(Accumulated Deficit)		163		8,778
Total Stockholders' Equity		**17,982**		**8,778**
Total Liabilities and Stockholders' Equity	**$**	**17,982**	**$**	**8,778**

See accompanying notes to financial statements.

FLY RIDE INCORPORATED

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	774	$	171
Cost of Goods Sold		517		-
Gross profit		257		171
Operating expenses				
General and Administrative		8,872		770
Total operating expenses		8,872		770
Operating Income/(Loss)		(8,615)		(599)
Interest Expense		-		-
Other Loss/(Income)		-		(10,000)
Income/(Loss) before provision for income taxes		(8,615)		9,401
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(8,615)**	**$**	**9,401**

See accompanying notes to financial statements.

FLY RIDE INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—September 11, 2019	666,666	$ -	$ **(623)**	$ **(623)**
Net income/(loss)			9,401	9,401
Balance—December 31, 2020	666,666	-	$ 8,778	$ **8,778**
Capital contribution		17,819		17,819
Net income/(loss)			(8,615)	(8,615)
Balance—December 31, 2021	**666,666**	**$ 17,819**	**$ 163**	**$ 17,982**

See accompanying notes to financial statements.

FLY RIDE INCORPORATED

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(8,615)	$	9,401
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		4,476		-
Changes in operating assets and liabilities:				
Due from Related Parties		8,390		(8,390)
Net cash provided/(used) by operating activities		**4,251**		**1,012**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(22,381)		-
Net cash provided/(used) in investing activities		**(22,381)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		17,819		
Repayment of Shareholder Loans		-		(691)
Net cash provided/(used) by financing activities		**17,819**		**(691)**
Change in Cash		(311)		321
Cash—beginning of year		389		68
Cash—end of year	**$**	**77**	**$**	**389**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Fly Ride Incorporated was incorporated on September 11, 2019, in the state of California. The financial statements of Fly Ride Incorporated (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pasadena, California.

Fly Ride is a micro-mobility company with a strong focus on community. We provide a new and fast way of mobile transportation. Our business wants to help make transportation better & more environmentally friendly with electric scooters that connect with an app. Fly Ride has developed a safer and cleaner alternative to move people around while helping solve the last mile problem. With tremendous growth ahead, and the right team, Fly Ride has great potential to become a household name in the micro mobility industry. We are focused on helping to solve road congestion, provide a first and last-mile solution, Help reduce air pollution, and offer affordable personal transport to anyone who needs it.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Electric Bikes	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Fly Ride Incorporated is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: perforance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from renting out scooters to the public on city streets

Cost of sales

Costs of goods sold include the system costs.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 5, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Electric Bikes	$	22,381	$	-
Property and Equipment, at Cost		**22,381**		**-**
Accumulated depreciation		(4,476)		-
Property and Equipment, Net	**$**	**17,905**	**$**	**-**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $4,476 and $0, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 666,666 shares have been issued and are outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(336)	$	-
Valuation Allowance		336		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(522)	$	(186)
Valuation Allowance		522		186
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,748, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,748. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

In 2021, the Company collected the amount due from its founder and CEO, Andranik Andy Chivchyan in the amount of $8,390.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 5, 2022, which is the date the financial statements were available to be issued.

On September 12, 2022, the Company merged with Fly Ride Corp, a Delaware Corporation. The surviving corporation is Fly Ride Corp, which is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.001. As of October 5, 2022, 4,999,995 shares have been issued and outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $8,615, and liquid assets in cash of $77, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Fly Ride is not live or open to the public at this moment.

A Better Way To Ride

INVEST IN FLY RIDE TODAY!

Fly Ride is an up-and-coming electric scooter rental company, currently operating in the Scottsdale, AZ market and growing. In an effort to elevate the e-scooter experience from start
to finish, we offer our users access to some of the most advanced electric scoote... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FLY

REASONS TO INVEST

- Fly Ride is an electric scooter rental company focused on cornering the market for convenient, cost-effective, and eco-friendly transportation, with a business model that prioritizes safety, customer service, and a seamless user experience.
- The global market for electric scooters was estimated at over $20 billion in 2021, and is expected to increase with a 7.8% CAGR between now and 2030.*
- Following a successful launch in Scottsdale, AZ, Fly Ride has developed effective strategies and best practices that we believe set us apart from other scooter rental companies. Having a proven model in place, we're now ready to bring our brand to new cities & neighborhoods.

*Market information provided by Grand View Research (source)

Micro-mobility Made Accessible and Affordable

We believe that everyone deserves access to safe, affordable transportation, and with Fly Ride's **electric scooter rental service**, we set out to develop a micro-mobility brand **that is all about our customers**.

Our robust, reliable Fly Scooters offer a variety of features that prioritize rider safety and are the cheapest electric scooter option in the areas we currently serve.


FLY
Fly Ride encourages clean, carless cities
Fly is working with cities & universities across the Unitied states to provide new transportation alternatives, and to invest in safety that benefits everyone.
A SNAPSHOT OF FLY RIDE'S SUCCESS
120
Scooters in fleet
$160K
Raised to date

Fly Ride is focused on helping to solve road congestion, providing a first and last-mile solution, reducing air pollution, and offering an affordable personal transport option. On a wider scale, we are also working with cities and universities across the U.S. to provide new transportation alternatives. To show our commitment to investing in safety that benefits everyone, Fly Ride would like to give 10% of our profits back to the local communities we serve.


FLY

Ease congestion
Fly scooters cut the use of cars and reduce the volume of traffic on the road

Environmentally friendly
Ride in bike lanes or close to the right curb away from the sidewalk.

Greater availability
Fly scooters provide an accessible way to get from A to B in areas with fewer tansport options.

Currently operating in Scottsdale, AZ, Fly Ride is preparing to expand our operations, and with the help of the StartEngine community, we are looking to bring our customer-first micro-mobility brand to more markets around the country.



THE PROBLEM & OUR SOLUTION

Offering Users Safer, Streamlined Experiences

Since 2016, electric scooter services have seen exponential adoption rates in more than 90 cities and across university campuses worldwide, becoming one of the most popular options for sustainable urban mobility. However, in the rush to meet the demand for electric transport, we observed that providing a **quality user experience has become a bit of an afterthought**.



Seeking to elevate the industry and encourage more people to embrace eco-friendly transportation, Fly Ride was created and since then we have introduced additional measures that make scooters **more affordable, safe,** and **fun for everyone**.


FLY RIDE SCOOTER SPECS
350W
Motor power
24hr
Battery life
40 Mile
Range
18 MPH
Top speed

With Fly Ride, every trip begins with in-app booking, where users can easily reserve a scooter at any of our dockless locations and receive detailed operator instructions for ensuring their safety. Riders are able to enjoy a trip on one of **our advanced Fly scooters**, which feature a 350W motor, all-day battery life, double-braking, turn signal ability, and wireless phone chargers. We believe we're also **the most cost-efficient option within our current market**, saving riders $0.10 per minute compared to the rates of our competitors.


FLY RIDE SCOOTERS ARE
More affordable, safe, & fun for everyone.

THE MARKET & OUR TRACTION

Ready to Ride and Expanding to More Cities Near You

What began as a trend in just several major U.S. cities has rapidly expanded into a global micro-mobility movement. The current global market for electric scooters was estimated at **over $20 billion** in 2021, and is expected to increase with a compound annual growth rate (CAGR) of 7.8% between now and 2030.

In the beginning, Fly Ride started modestly with just 30 scooters in one city, and, by our estimation, this scaled approach is what has allowed us to build **a truly customer-focused business** - and our growth speaks for itself!


FLY RIDE HAS EXPANDED RAPIDLY
120
Total Vehicles in Fleet
(As of August 2022)
5000+
New Users
(March - November 2022)
9000+
Total Rides
(March - November 2022)

From June to August 2022, we've been able to leverage our incoming revenue to expand rapidly - increasing our inventory to 120 scooters as of August 2022 (please note our scooter numbers fluctuate minimally monthly) - which has in turn resulted in Fly Ride acquiring more than 2,500 new users and an additional 3,500+ rides. Given our initial traction, we feel confident that we're now ready to replicate the Fly Ride model in **new markets** across the southwest region.

WHY INVEST

Help Us Ride The Micro-mobility Movement by Growing Our Brand

By now, it's widely recognized that e-scooters provide an efficient, eco-friendly mobility solution with a lot of advantages. They reduce road congestion and air pollution, while also making personal transport more accessible to anyone who needs it. Yet, converting the masses and convincing more people to go carless requires that the alternatives be equally enticing. At Fly Ride, we believe we've built a micro-mobility brand that accomplishes just that.

With the support of investors, our goal is to continue **expanding accessibility** through more marketing outreach, more employees, and of course, more scooters. Come Fly with us and **invest today**!


Fly Ride is changing the way you get around

ABOUT

HEADQUARTERS
5502 N 105th Ln
Glendale, AZ 85307

VALUATION
$10M

Fly Ride is an up-and-coming electric scooter rental company, currently operating in the Scottsdale, AZ market and growing. In an effort to elevate the e-scooter experience from start to finish, we offer our users access to some of the most advanced electric scooters on the market at a competitive, affordable price.

TEAM



Kachatur Chris Chivchyan
CFO

Built his personal business at the age of 30 and sold it for $1 million dollars 2 years ago. Devoted to reduce the worlds carbon footprint and has invested in many micomobility startups.



Andy Chivchyan
President & CEO

Serial Entrepreneur who build a home warranty company at the age of 20. Spend the last 2 years trying to fix the last mile problem issue in America. Andy wants to make the world a better and cleaner place for everyone.

The Company's CEO Andy does not receive a salary however is a majority shareholder in the company. Fly Ride is an early-stage company and has yet to become profitable. Currently, the Company plans to pay Andy a salary in the amount of $1,000/week once the Company becomes profitable and the business has a fleet of over 500 scooters.

TERMS

Fly Ride

Overview

PRICE PER SHARE
$2

VALUATION
$10M

DEADLINE
Feb 28, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$150.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : Fly Ride Corp

Corporate Address : 5502 N 105th Ln, Glendale, AZ 85307

Offering Minimum : $10,000.00

Offering Maximum : $1,235,000.00

Minimum Investment Amount (per investor)	:	**$150.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**5,000**
Maximum Number of Shares Offered	:	**617,500**
Price per Share	:	**$2.00**
Pre-Money Valuation	:	**$10,000,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive 20% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Amount-Based:

$500+

Tier 1 | $500

Access to the FLY Club (exclusive in-app offers and be the first to know about new scooters and available locations) + free investor swag.

$1,000+

Tier 2 | $1,000

$100 credit on future rides + access to the FLY Club + free investor swag.

$2,000+

Tier 3 | $2,500

30% off all rides for life + $100 credit on future rides + access to the FLY Club + free investor swag.

$5,000+

Tier 4 | $5,000

6% bonus shares + 30% off all rides for life + $100 credit on future rides + access to the FLY Club + free investor swag.

$10,000+

Tier 5 | $10,000

12% bonus shares + private virtual meet and greet with the entire team and a tour of our facility + 30% off all rides for life + $100 credit on future rides + access to the FLY Club + free investor swag.

$25,000+

Tier 6 | $25,000

15% bonus shares + 1 free scooter + private virtual meet and greet with the entire team and a tour of our facility + 30% off all rides for life + $100 credit on future rides + access to the FLY Club + free investor swag.

Audience-Based:

5% additional bonus shares for current riders

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Fly Ride will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Current Riders bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

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HOW INVESTING WORKS

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We are Fly Ride!

An innovative mico mobility company that's moving people safer, faster, and more enjoyable one scooter at a time. We currently have over 120 scooters on the streets today. We're providing a faster, cheaper, and more eco-friendly form of transportation to the communities and cities we expand to.

We've grown our company from a small fleet of only 30 scooters to a fleet of over 120. At Fly Ride, we are focused on our community to make sure everyone is happy with our services. Fly is planning to make a significant impact on the market the with our amazing product and service, our place in the market, and our team.

It's all about growth here at Fly Ride, we have gained over 3,000 users in the past 3 months and we are already setting ourselves above and apart with zero reported accidents in over 4,000 rides.

Join us to change the micro-mobility market for the better one scooter at a time.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G - Testing the Waters Materials

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Fly Ride, Inc.

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Fly Ride, Inc.
14 followers
3w •

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Join Us in Our Upcoming Equity Crowdfunding Campaign on Statengine!

Hi,

Our excitement is growing here at Fly Ride. We're getting closer every day to launching our equity crowdfunding campaign and can't wait for you to see what we've been up to. One thing I'm excited to share with you is that we've been able to develop specific incentives for our community that you can access by investing early in our campaign.

If you're looking to join us and invest alongside us in our company then the best way to ensure you're ready to take advantage of these perks is by getting your Start Engine account ready to invest before we go live. We can't share an exact launch date yet but we expect to hear from us soon. You can follow the instructions on how to sign-up for your account here, https://lnkd.in/ge75txME Start Engine has also made their own perk where you can receive 10% more bonus shares on any of your investments by joining their Owner's Bonus https://lnkd.in/d2G3d4e8 community.

We also designed special product/services discounts at certain investment amounts so stay tuned on what to expect from us shortly.

#investment #share #community #investments #investing #crowdfunding

All the best,

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR in

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BETA100

BETA100™ 3w •••

All the best with your crowdfunding! Getting started can be tough,, but we love your passion. If you find yourself needing extra help, check out our website; we connect new projects with passionate people looking to invest time and skills. Our betas are talented people, and you might find the right person to kickstart your next stage! Good luck Fly Ric ...see more

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FLY **Fly Ride, Inc.** Author 3w •••

Hello BETA100™ thank you for your comment and kind words we will take a look at what your company has to offer, thank you.

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Fly Ride, Inc
October 26 at 1:35 PM ·

Join Us in Our Upcoming Equity Crowdfunding Campaign on Statengine!

Hi,

Our excitement is growing here at Fly Ride. We're getting closer every day to launching our equity crowdfunding campaign and can't wait for you to see what we've been up to. One thing I'm excited to share with you is that we've been able to develop specific incentives for our community that you can access by investing early in our campaign.

If you're looking to join us and invest alongside us in our company then the best way to ensure you're ready to take advantage of these perks is by getting your Start Engine account ready to invest before we go live. We can't share an exact launch date yet but we expect to hear from us soon. You can follow the instructions on how to sign-up for your account here, https://lnkd.in/ge75txME Start Engine has also made their own perk where you can receive 10% more bonus shares on any of your investments by joining their Owner's Bonus https://lnkd.in/d2G3d4e8 community.

We also designed special product/services discounts at certain investment amounts so stay tuned on what to expect from us shortly.

#investment #share #community #investments #investing #crowdfunding

All the best,

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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